Exhibit 2.1

AMENDMENT TO ASSET PURCHASE AGREEMENT

This Amendment to aSSET PURCHASE Agreement (“Amendment”) is made as of October 1, 2020 (“Effective Date”), by and between S-FDF, LLC, a Texas limited liability company (“Seller”) and Black Ridge Oil & Gas, Inc., a Nevada corporation (“Company”).

RECITALS

WHEREAS, Company and Seller are parties to that certain Asset Purchase Agreement dated June 9, 2020 regarding the sale of Seller’s assets related to its freeze-dried foods business (the “APA”); and

WHEREAS, Company and Seller desire to amend the APA to clarify certain definitional aspects of the consideration adjustment calculations.

AGREEMENT

In consideration of the foregoing recitals and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company and Seller agree as follows:

1.                  Definitions. Capitalized terms not otherwise defined or explicitly amended herein shall be defined as set forth in the APA.

2.                  Company Contribution Definition. The definition of “Company Contribution” originally set forth in Exhibit A to the APA is hereby deleted in its entirety and replaced with the following:

“Company Contribution” shall mean the sum of: (i) the AESE Share Proceeds for sales made after October 1, 2020, (ii) the proceeds from a financing secured by the AESE Shares after June 9, 2020, (iii) the proceeds from an equity or convertible debt financing of Company securities, (iv) all of the Company’s legal fees in connection with the transactions contemplated by this Agreement, (v) all expenses incurred by the Company after August 1, 2020, except for severance or change in control payments made to the Company’s employees and (vi) the Company’s cash as of October 1, 2020, provided, that, in no event shall any amount be included in more than one of the above categories. The foregoing sum shall be reduced by any outstanding indebtedness of the Company for borrowed money as of the Closing Date other than the Company’s Paycheck Protection Program loan to the extent forgiven.

3.                  Closing Document References to APA. All references to the APA contained in any documents related or ancillary thereto, or delivered in connection with the closing thereon (collectively, the “Related Documents”), shall be construed to mean the APA as amended hereby, and incorporate the terms of this Amendment as if made immediately prior to closing and the delivery of the Related Documents.

4.                  Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

5.                  Counterparts. This Amendment may be executed in any number of counterparts, each of which, when so executed and when delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.

6.                  Entire Agreement; Ratification. This Amendment reflects the entire agreement of the parties with respect to the subject matter set forth herein. Except as specifically modified by this Amendment, all of the terms and conditions of the APA are hereby reaffirmed and shall remain in full force and effect.

[Signature Page follows]

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

SELLER:

S-FDF, LLC

a Texas limited liability company

By: /s/ Ira Goldfarb

Name: Ira Goldfarb

Title: Managing Member

COMPANY:

BLACK RIDGE OIL & GAS, INC.

a Nevada corporation

By: /s/ Bradley Berman

Name: Bradley Berman

Title: Chairman of the Board

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